

February 28, 2024

Jill Timm
Chief Financial Officer
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

      Re: Kohl's Corporation
          Form 10-K for Fiscal Year Ended January 28, 2023
          File No. 001-11084

Dear Jill Timm:

      We have reviewed your January 29, 2024 response to our comment letter and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

Form 10-K for Fiscal Year Ended January 28, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 21

1.   We note your response to prior comment one. Your intended revised disclosure does not appear to quantify the extent to which changes in net sales are attributable to changes in prices or to changes in the volume of goods being sold. Please revise. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Key Financial Ratio Calculations, page 28

2.   We note your response to prior comment three. It appears that you have only partially addressed our comment, accordingly, we reissue our comment in part. We note disclosure that Adjusted EBITDAR is a useful non-GAAP measure that excludes items that are non-operating in nature and focuses on items that are key to your operating performance. Please tell us how you determined that rent is non-operating in nature and is not key to

your operating performance.

Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services